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                                  EXHIBIT (12)




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                                                                    EXHIBIT (12)

                            CONSUMERS ENERGY COMPANY
      Ratio of Earnings to Fixed Charges and Preferred Securities Dividends
                               and Distributions
                              (Millions of Dollars)



                                                                              Years Ended December 31 --

                                                                 2002       2001      2000       1999       1998
                                                                -------------------------------------------------
                                                                   (d)        (c)                             (b)
Earnings as defined (a)
-----------------------
Consolidated net income                                          $363     $  199     $ 284      $ 340      $ 306
Income taxes                                                      180         97       137        172        135
Exclude equity basis subsidiaries                                 (38)       (30)      (47)       (40)       (38)
Fixed charges as defined, adjusted to exclude capitalized
  interest of $12, $6, $2, $-, and $1 million for years
  ended December 31, 2002, 2001, 2000, 1999, and 1998,
  respectively                                                    178        197       194        192        185
                                                                -------------------------------------------------
Earnings as defined                                             $ 683      $ 463     $ 568      $ 664      $ 588
                                                                =================================================

Fixed charges as defined (a)
----------------------------
Interest on long-term debt                                      $ 153      $ 151     $ 141      $ 140      $ 138
Estimated interest portion of lease rental                         10         11        11         11         10
Other interest charges                                             27         41        44         41         38
Preferred securities dividends and
  distributions                                                    47         44        37         30         47
                                                                -------------------------------------------------
Fixed charges as defined                                        $ 237      $ 247     $ 233      $ 222      $ 233
                                                                =================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions                2.88       1.87      2.44       2.99       2.52
                                                                =================================================

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change-in-accounting after-tax gain of $43 million; if included, ratio would be 2.81.

(c) Excludes a cumulative effect of change-in-accounting after-tax loss of $11 million; if included, ratio would be 1.81.

(d) Excludes a cumulative effect of change-in-accounting after tax gain of $18 million; if included, ratio would be unchanged, since the change-in-accounting resulted from the equity based subsidiary MCV Partnership. The total net income of equity based subsidiaries are excluded from determining earnings as defined.